UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

EXTRAORDINARY SHAREHOLDERS MEETING

MAY 21, 2010 - 4 P.M.

Information and Documents Related to Matters to be resolved,

 in compliance with the provisions of the Brazilian Securities & Exchange Commission (“CVM”) Instructions # 480, of December 7, 2009

(IN CVM 480) and 481, of December 17, 2009 (IN CVM 481)

(a)       Decide on the amendment of the term of payment of dividends and interest on capital related specifically for the year of 2010, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within the year of 2010, which, if approved by the Company´s shareholders, shall apply, including, to the payment of interest on capital approved by the Board of Directors in the meeting held on March 22, 2010, according to the Board of Executive Officers´ proposal, with favorable opinion of the Board of Directors, in the meetings held on April 20 and 28, 2010, respectively; and

(b)       Approve the amendment of article 31, item III, of the Company’s Bylaws, aiming at complying with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council, in order to change the term for a final answer to the complainers from thirty (30) to fifteen (15) days, according to the Board of Executive Officers´ proposal, with favorable opinion of the Board of Directors, in the meetings held on April 20 and 28, 2010, respectively.

Amendment of the term of payment of dividends and interest on capital related specifically for the year of 2010

See the minutes of the Board of Directors meeting held on April 28, ANNEX I.

Amendment of article 31, item III,

of the Company’s Bylaws

In compliance with the provision in

Article 11, items I and II 14 of IN CVM 481

Copy of the Bylaws containing, in evidence, the changes proposed:

Bylaws of Banco Santander (Brasil) S.A.
Current Wording	Proposed Wording
SECTION I CORPORATE NAME, REGISTERED OFFICE, LEGAL SEAT, DOMICILE AND PURPOSES	SECTION I CORPORATE NAME, REGISTERED OFFICE, LEGAL SEAT, DOMICILE AND PURPOSES
Article 1. BANCO SANTANDER (BRASIL) S.A. (“Bank” or “Company”), a private-law legal entity, is a corporation governed by these Bylaws and any applicable statutory and regulatory provisions.	unimpared wording
Article 2. The Company has its registered office, legal seat and domicile in the City of São Paulo, State of São Paulo.	unimpared wording
Sole Paragraph. By resolution of the Board of Executive Officers, the Company may create or close facilities anywhere in Brazil or abroad, subject to applicable statutory provisions.	unimpared wording
Article 3. The term of duration of the Company is indefinite.	unimpared wording

Article 4.  The purpose of the Company is to engage in active, passive and accessory transactions intrinsic to its authorized Portfolios (Commercial, Investment, Credit, Financing and Investments, Real Estate Credit and Leasing), as well as in Foreign Exchange and Securities Portfolio Management transactions and such other activities as shall hereafter be permitted to companies of a similar nature under statutory and regulatory provisions, having the authority further to hold equity interests in other companies, as a member or shareholder.

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SECTION II CAPITAL STOCK AND SHARES	SECTION II CAPITAL STOCK AND SHARES

Article 5. The capital stock is R$ 62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty one cents), divided into 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, nominative shares, with no par value.

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Paragraph 1. The Company is authorized to increase the capital stock by a resolution of the Board of Directors, regardless of amendment to the bylaws, up to a total limit of 500,000,000,000 (five hundred billion) common or preferred shares without observing a proportion as to the each type of shares, provided that the number of preferred shares shall not exceed the maximum limit permitted by law.

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Paragraph 2. Upon the increase of capital stock, the shares may be fully subscribed for and paid up by any interested shareholder in his own name and on behalf of the other shareholders, as their fiduciary agent, subject to a requirement that, within the time frame for exercise of a preemptive right, the shares to which they may be entitled by virtue of their preemptive right to subscribe for the capital increase or any unsubscribed shares, be passed through to them.

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Paragraph 3. The Board of Directors may take action on the issuance of warrants up to the limit imposed on authorized capital.	unimpared wording

Paragraph 4. The Bank may, up to the limit imposed on authorized capital and pursuant to a plan approved at a shareholders’ meeting, grant stock options to purchase shares to its directors, officers, employees or individual service providers, or to directors, officers, employees or individual service providers of any companies under its control, without preemptive rights to the shareholders in respect of the grant and exercise of such purchase options.

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Paragraph 5. Each common share is entitled to one vote at shareholders’ meetings.	unimpared wording

Paragraph 6. Preferred shares entitle their holders to the following privileges:

I – dividends that are greater by ten percent (10%) than the dividends payable to common shares;

II – priority to receive dividends;

III – a right to participate in capital increases resulting from capitalization of reserves and profits, as well as to receive stock dividends resulting from capitalization of retained earnings, reserves or any funds, on a par with common shareholders;

IV – priority in repayment of share capital without a premium upon the dissolution of the Company; and

V – a right to join in a tender offer in connection with a Transfer of Controlling Interest in the Company, at the same price proposed for the Controlling Interest, according to the definitions set forth in Article IX of these Bylaws.

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Paragraph 7. The holders of preferred shares will not be entitled to vote, except on the matters set out below:	unimpared wording

(a) change of type, merger, consolidation or spin-off of the Company;

(b) approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, and contracts of other companies in which the Controlling Shareholder may hold an interest, whenever, pursuant to a statutory or bylaw provision, action is required to be taken on such contracts at a shareholders’ meeting;

(c) the valuation of assets to be contributed to pay up a capital increase of the Company;

(d) selection of an institution or specialized firm to determine the Economic Value of the Company, pursuant to Section 44 of these Bylaws; and

(e) amendment or revocation of any bylaws that may alter or modify any requirements set forth in paragraph 4.1 of the Level 2 Corporate Governance Good Practices Regulations of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) (“Level 2 Regulations” or “Level 2”), provided that such voting rights will prevail for as long as the Level 2 Corporate Governance Good Practices Agreement remains in effect.

Paragraph 8. All shares are in book-entry form and are deposited with the Company in the name of their holders, without issuance of certificates, and the costs of share ownership transfer services may be charged to the relevant shareholder.

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Paragraph 9. The shareholders’ meeting may, at any time, take action on the conversion of preferred shares into common shares, establishing the ratio therefor.	unimpared wording

Paragraph 10.    The Company may, with authorization from the Board of Directors, purchase its own shares to be kept as treasury shares for resale at a later date or cancellation, subject to prevailing statutory or regulatory provisions.

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Paragraph 11. By notice given to the BM&FBOVESPA and further published, the Company may suspend any share transfer and split-up services for a period not to exceed fifteen (15) consecutive days or ninety (90) nonconsecutive days in the course of the year.

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Paragraph 12.    Full dividends may be paid on any new shares that are fully paid up, regardless of the date of subscription. It will be incumbent upon the shareholders’ meeting or the Board of Directors, as the case may be, to establish the conditions for the payment of dividends on newly subscribed shares, as well as on any shares issued as stock dividends, and to establish the benefits of immediately paying up the respective amounts.

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Paragraph 13.    At the discretion of the Board of Directors, any issue of shares or warrants to be placed by: (i) sale on a stock exchange or through public subscription; or (ii) an exchange of shares in connection with a tender offer, may be made without or with limited preemptive rights to the shareholders, as provided by law.

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SECTION III SHAREHOLDERS’ MEETINGS	SECTION III SHAREHOLDERS’ MEETINGS
Article 6. Shareholders’ meetings will be held annually on or before April 30 of each year, and special shareholders’ meetings will be held whenever the interests of the Company may require it.	unimpared wording

Paragraph 1. Shareholders’ meetings will be called by the Board of Directors or, in the cases provided by law, by any shareholders or the Fiscal Council, by publication of notice, a first notice to be given not less than fifteen (15) days prior to the meeting and a second not later than eight (8) days prior to the meeting.  A shareholders’ meeting to consider the cancellation of registration as a publicly-held company or the delisting of the Company from Level 2 shall be called on not less than thirty (30) days’ notice.

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Paragraph 2. Any shareholder may attend meetings of shareholders by proxy, under a proxy instrument issued less one (1) year before to any shareholder, director or officer of the Company or lawyer, pursuant to prevailing legislation. The relevant proxy instrument may be required to be delivered in advance at the registered office of the Company within the time frame set forth in the notices of call.

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Paragraph 3. The shareholders’ meeting will annually fix the aggregate compensation of the directors and officers, the Audit Committee and the Fiscal Council, where functioning.	unimpared wording

Paragraph 4. Shareholders’ meetings will be convened and presided over by the Chairman of the Board of Directors or by any member of the Board of Executive Officers, except Officers without a designated title, or further, by a representative of the Controlling Shareholder, who will invite one of those present to act as secretary of the meeting.

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Paragraph 5. The shareholders’ meeting is vested with powers to take action on all matters reserved to the shareholders pursuant to prevailing legislation.  Action will be taken by absolute majority voting, subject to the exceptions provided by law and subject to the provisions of Section 44, paragraph one, of these Bylaws.

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SECTION IV MANAGEMENT	SECTION IV MANAGEMENT
Article 7. The Company will be managed by a Board of Directors and a Board of Executive Officers.	unimpared wording

Article 8. Only natural persons may be elected as members of the governing bodies; the members of the Board of Directors shall be shareholders, whether or not residing in the country, and the members of the Board of Executive Officers may or may not be shareholders, provided they reside in the country.

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Article 9. The directors and officers will take their offices by signing statements of incumbency recorded in the minutes book of Board of Directors’ or Board of Executive Officers’ meetings, as applicable, with no fidelity bond required, after approval of their names by the Central Bank of Brazil and prior signature of Consents to Appointment (as Directors or Officers), as required under Level 2 Regulations.  Immediately after taking their offices, the directors and officers shall communicate to the BM&FBOVESPA the number and characteristics of the securities issued by the Company that are directly or indirectly held by them, including any derivatives.

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Sole paragraph. The statement of incumbency shall be signed within thirty (30) days following approval of the election by the appropriate governmental authority, except where the relevant Director or Officer has provided a justification that is accepted by the governing body to which he has been elected, failing which the election will become void.

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Article 10. No Director or Officer is permitted to be involved in the study, approval or settlement of transactions or loans of interest to a company:

I – in which he holds an ownership interest of more than five percent (5%) as a member or shareholder; or

II – in the management of which he holds or has held a position in the previous six (6) months prior to accepting office as Director or Officer of the Company.

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Article 11. Up to one-third of the members of the Board of Directors may be elected for positions on the Board of Executive Officers.	unimpared wording
Article 12. Members of the Board of Directors elected to an office in the Board of Executive Officers may be entitled to the respective compensations of the offices that they will hold.	unimpared wording

Article 13. The members of the Board of Directors and Board of Executive Officers have simultaneous and coterminous terms of office, and each director and officer will serve until their successors qualify.

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CHAPTER I BOARD OF DIRECTORS	CHAPTER I BOARD OF DIRECTORS

Article 14. The Board of Directors will be composed of not less than five (5) and not more than twelve (12) members elected at a shareholders’ meeting for coterminous terms of two (2) years, each such year to be a period between two (2) annual shareholders’ meetings, reelection being permitted.

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Paragraph 1. At the shareholders’ meeting held for the election of the members of the Board of Directors, the shareholders shall first fix the actual number of members of the Board of Directors to be elected.

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Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as set forth in paragraph three of this Section 14. Where application of such percentage results in a fractional number, the number of Directors shall be: (i) rounded up to the nearest whole number if the fraction is equal to or in excess of five tenths (0.5); or (ii) rounded down to the nearest whole number, if the fraction is less than five tenths (0.5).

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Paragraph 3. For purposes of this section, the term “Independent Director” means a Director who: (i) has no relationship with the Company, except for stock held; (ii) is not a Controlling Shareholder (as defined in Section 38 of these Bylaws), a spouse or a person within the second degree of relationship to the Controlling Shareholder, is not and has not been within the past three (3) years related to the Company or to an organization that has a relationship with the Controlling Shareholder (except for persons related to public education and/or research institutions); (iii) has not within the past three (3) years been an employee or officer of the Company, the Controlling Shareholder or any company controlled by the Company; (iv) is not, directly or indirectly, a supplier or purchaser of services and/or products of the Company in any transactions the amount of which could interfere with the exercise of an independent judgment; (v) is not an employee nor a director or officer of a company or organization that is offering to or requiring services and/or products from the Company; (vi) is not a spouse or a person within the second degree of relationship to any director or officer of the Company; (vii) is not paid any compensation by the Company other than that of a director (cash payments for stock held are not subject to this restriction). Anyone elected in a separate election by the holders of voting shares representing not less than fifteen percent (15%) of the total voting shares or the holders of shares without voting rights, or with limited voting rights, representing ten percent (10%) of the capital stock, pursuant to the terms of section 141, paragraphs four and five, of Law No. 6,404/76, will also be deemed to  an Independent Director. Qualification as an Independent Director shall be expressly stated in the minutes of the shareholders’ meeting at which the Director is elected.

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Paragraph 4. Upon expiration of their term, the members of the Board of Directors will continue to exercise the duties of their office until the new members elected qualify.	unimpared wording

Paragraph 5. No member of the Board of Directors may have access to information or attend any meetings of the Board of Directors relating to matters as to which he has or represents any interest that may conflict with the interests of the Bank.

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Paragraph 6. To help the Board of Directors to perform its functions, the Board of Directors may create specific-purpose committees or workgroups, which shall function as auxiliary bodies without voting powers, aimed always at assisting the Board of Directors, and which will be composed of persons designated by the Board from among the members of management and/or other persons directly or indirectly related to the Bank.

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Article 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by majority vote of those attending the shareholders’ meeting at which the members of the Board of Directors are elected, subject to the provisions of paragraph two in the case of a vacancy in the office of Chairman and Vice Chairman and in their absences or temporary disabilities.

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Paragraph 1. The Vice Chairman will substitute for the Chairman of the Board of Directors in his absences or temporary disabilities.  In the event of absence or temporary disability of the Vice Chairman, the Chairman will designate a substitute from among the other Board members. In the event of absence or temporary disability of any other member of the Board of Directors, each Director will designate his substitute from among the other Directors.

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Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Director will ensue.

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Paragraph 3. In case of vacancy in the office of member of the Board of Directors, by reason of death, resignation or dismissal, the deputy shall be appointed by the remaining directors, ad referendum of the first General Meeting to be held. Becoming vacant the office of President, the Vice-President shall hold the office and stay until the first General Meeting to be held, and shall appoint his deputy who shall be appointed among the remaining Directors. In the event of vacancy in the office of Vice-President, the President shall appoint his deputy among the other Directors.

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Article 16. The Board of Directors shall meet four (4) times a year; however, the meetings may be held more frequently if the Chairman of the Board so requests.	unimpared wording

Paragraph 1. The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors at least five (5) working days in advance, unless a majority of its members on duty set a lesser term, but not less than forty eight (48) hours, meeting the provisions of paragraph 3 of this article.

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Paragraph 2. The calls shall indicate the place, date and time of the meeting and, briefly, the agenda.	unimpared wording
Paragraph 3. The presence of all members will allow that meetings of the Board of Directors are held regardless of any previous call.	unimpared wording

Paragraph 4. The meetings of the Board of Directors shall occur at the Company’s main place of business, or in case all Directors decide, in another place. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held on real time, and considered a single act.

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Paragraph 5. The meetings of the Board of Directors shall be held with a minimum quorum of 50% (fifty percent) of its elected members. If there is no quorum on first call, the Chairman shall call another meeting of the Board of Directors, which may be held, on the second call, to be made at least two (2) working days in advance, with any number. The matter that is not addressed in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all the members are attending the meeting and they expressly agree with the new agenda.

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Paragraph 6. The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published.

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Paragraph 7. The resolutions of the Board of Directors shall be taken by majority of votes among the attending members.	unimpared wording
Article 17. In addition to the powers granted by law and these Bylaws, the following powers are vested in the Board of Directors:	unimpared wording
I. to comply and cause compliance with these Bylaws and shareholder resolutions;	unimpared wording
II. to direct the general conduct of the business and affairs of the Company;	unimpared wording
III. to elect and remove Officers and to establish their duties;	unimpared wording
IV. to establish Officers compensation, fringe benefits and other incentives within the aggregate limit of management compensation approved by the shareholders’ meeting;	unimpared wording

V. to oversee the performance of the Officers, to examine at any time the books and papers of the Company and to request information on contracts executed or about to be executed, as well as on any other action;

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VI. to choose and replace independent auditors, establishing their compensation, as well as to require them to provide such clarifications as are deemed necessary on any matter;	unimpared wording

VII. to issue an opinion upon the Management Report, the accounts of the Board of Executive Officers and the financial statements of the Bank, and to act upon their submission to the shareholders’ meeting;

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VIII. to approve and review the annual budget, capital budget and business plan, as well as to propose a capital budget to be submitted to the shareholders’ meeting for purposes of retaining earnings;	unimpared wording
IX. to decide to call the shareholders’ meeting when the Board deems it convenient or in the case of section 132 of Law No. 6,404/76;	unimpared wording

X. to submit to the annual shareholders’ meeting a proposal for the allocation of the net profit for the fiscal year and to examine and take action on semiannual or other interim balance sheets and the payment of dividends or interest on shareholders’ equity based on such balance sheets, as well as to take action on the payment of interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet;

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XI. to submit proposals to the shareholders’ meeting with respect to increases or decreases in capital stock, stock dividends, stock splits and reverse stock splits, and amendments to the Bylaws;	unimpared wording
XII. to submit to the shareholders’ meeting a proposal for the dissolution, consolidation, spin-off and merger of the Bank;	unimpared wording

XIII. to approve a capital increase of the Bank regardless of amendment to the bylaws, within the limit authorized in paragraph one of Section Five of these Bylaws, establishing the price, time of payment of subscriptions and the conditions for the issue of shares, with further powers to exclude or limit the exercise of preemptive rights in issuances of shares and warrants to be placed by sale on a stock exchange, or through public subscription or in connection with a tender offer, as provided by law;

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XIV. to take action on the issue of warrants, as set forth in paragraph three of Section Five of these Bylaws;	unimpared wording

XV. to grant, after approval by the shareholders’ meeting, purchase stock options to directors, officers, employees or individual service providers of the Company or companies controlled by the Company, without preemptive rights to the shareholders, pursuant to plans approved at a shareholders’ meeting;

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XVI. to take action on the acquisition of the Company’s own shares for cancellation or to be kept as treasury shares for resale, subject to prevailing statutory provisions;	unimpared wording

XVII. to determine the allocation of any profit sharing by the officers and employees of the Bank and companies controlled by the Bank, with powers for withholding any profit sharing;	unimpared wording
XVIII. to take action on the payment or credit to the shareholders of interest on shareholders’ equity, pursuant to the terms of applicable legislation;	unimpared wording

XIX. authorize the purchase or sale of investments in equity interest at values greater than 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting and authorize the establishment of joint ventures or strategic alliances with third parties;

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XX. to appoint and remove the Ombudsman of the Company;	unimpared wording

XXI. to appoint and remove the members of the Audit Committee, to fill in any vacancies created by death, resignation or removal, and to approve the Internal Regulations of such committee, subject to the provisions of Article VI of these Bylaws;

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XXII. to authorize the acquisition of movable and immovable property recorded as fixed assets, the creation of encumbrances and the granting of security in respect of third-party obligations whenever in excess of five percent (5%) of the net assets shown on the latest balance sheet approved by the annual shareholders’ meeting;

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XXIII. to provide specific authorization for certain documents to be signed in special cases by only one Officer, the relevant resolution to be recorded in the proper book, subject to any exceptions prescribed by these Bylaws;

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XXIV. to approve the retaining of an institution to provide book-entry services with respect to shares or certificates of deposit of shares (“Units”);	unimpared wording
XXV. to approve policies on disclosure of information to the market and trading in securities of the Bank;	unimpared wording

XXVI. to define the three-name list of institutions or firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Bank in the event of cancellation of registration as a publicly-held company or delisting from Level 2, as provided under Article IX of these Bylaws;

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XXVII. to take action on any matter submitted to it by the Board of Executive Officers, as well as to call joint meetings of the Board and the members of the Board of Executive Officers whenever it deems it convenient;

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XXVIII. to create permanent or nonpermanent assistant and/or technical commissions or consultative committees and to define their respective responsibilities and duties, without delegating authority reserved to the Board of Directors pursuant to the terms of section 142 of Law No. 6,404/76, and to oversee the performance thereof as provided under Section 14, paragraph six of these Bylaws; and

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XXIX. to provide for the conduct of its own proceedings, subject to these Bylaws and prevailing legislation, and to adopt or establish internal regulations for its own functioning; and	unimpared wording
XXX. to establish the rules to govern Units, as set forth in Article XII of these Bylaws.	unimpared wording

Article 18. It shall be the duty of the Chairman of the Board of Directors:

I. to call and preside over the Board meetings;

II. to call the shareholders’ meeting;

III. to direct preparation for Board meetings;

IV. to assign special tasks to the Directors; and

V. to call the members of the Fiscal Council, when functioning, to attend meetings of the Board of Directors at which any business to be transacted requires the opinion of the Fiscal Council.

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CHAPTER II BOARD OF EXECUTIVE OFFICERS	CHAPTER II BOARD OF EXECUTIVE OFFICERS

Article 19. The management and representation of the Company are responsibility of the Board of Executive Officers, which shall be composed of at least two (2), and at most seventy-five (75) members, whether or not shareholders, resident in Brazil, eligible and dismissible at any time by the Board of Directors with two (2) years term of office, and the reelection is allowed, and among them one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officer, Executive Officers and Officers without a Specific Designation.

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Paragraph 1. The members of the Board of Executive Officers shall be elected from among persons of good repute and acknowledged professional competence.	unimpared wording
Paragraph 2. The appointment of the offices referred to in the heading of this article shall occur at the time of his/her election.	unimpared wording
Paragraph 3.Without prejudice to the provisions in this Section, any Officer may use his title followed by the name of the office for which he is responsible.	unimpared wording

Paragraph 4. Upon the election of a new member of the Board of Executive Officers or a substitute, in the case of a vacancy, his term will be coterminous with that of the other members elected.	unimpared wording
Paragraph 5. The position of Investors Relations Officer may be held cumulatively with any other position on the Board of Executive Officers.	unimpared wording

Article 20. In the event of temporary disability, leave or absence, the Chief Executive Officer and all other Officers will be replaced by a member of the Board of Executive Officers designated by the Chief Executive Officer.

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Paragraph 1. In the event of a vacancy in the office of Chief Executive Officer created by death, resignation or removal, the members of the Board of Directors may designate a substitute from among the remaining members or elect a new Chief Executive Officer.	unimpared wording

Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Officer will ensue; nevertheless, where any of the members of the Board of Executive Officers substitutes for the Chief Executive Officer, such member will be entitled to cast the tie-breaking vote.

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Article 21. The Board of Executive Officers shall meet whenever called by the Chief Executive Officer or by whom he/she appoints.	unimpared wording

Paragraph 1. The resolutions of the meetings of the Board of Executive Officers, subject to the events provided for in paragraphs 3 and 4 of this article, shall be taken by majority of votes among the attending members, subject to the provisions of item V of Article 26 below, and such meeting may be held:

I - upon attendance of the Chief Executive Officers and any 8 (eight) members of Board of Executive Officers, except for the Officers without a Specific Designation; or

II - upon the attendance of two (2) Vice-President Executive Officers and any seven (7) members of the Board of Executive Officers, except for Officers without a Specific Designation, or

III - upon the attendance of one (1) Senior Vice-President Executive Officer or Vice-President Executive Officer any ten (10) members of the Board of Executive Officers, including the Officers without a Specific Designation.

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Paragraph 2. The meetings of the Board of Executive Officers shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book by the attending members, and the ones affecting third parties shall be published.

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Paragraph 3. The matter addressed in item VII of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a Specific Designation.

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Paragraph 4.      The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item X of article 22 and item IV of article 26, both of these Bylaws.

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Article 22. The assignments and duties of the Board of Executive Officers are:	unimpared wording
I – to comply and cause compliance with these Bylaws and shareholder and Board of Directors’ resolutions;	unimpared wording
II – to designate representatives and correspondents within the country and abroad;	unimpared wording

III – to carry out, under the general direction of the Board of Directors, the businesses and transactions set forth in Section Four of these Bylaws, with such discretion to schedule its activities as is commensurate with the interests of the Company;

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IV – to propose the distribution of and to allocate profits earned, subject to the provisions of Article VIII;	unimpared wording

V - authorize the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

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VI - authorize the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to the obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

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VII – resolve on the establishment, transfer and closing of branches, subsidiaries, offices or representations in the Country or abroad;	unimpared wording
VIII – submit to the Board of Directors the financial statements;	unimpared wording
IX – define the functions and responsibilities of its members, according to the regulation of the bodies regulating and supervising the activities of the Company; and	unimpared wording

X – set forth specific criteria for the resolution of matters related to the assignments of the Board of Executive Officers, when set forth by the Chief Executive Officer, under item IV, of Article 26 hereof;

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Article 23. The Company will be represented in all acts, transactions and in connection with the execution of documents binding on it:

I – by any two members of the Board of Executive Officers, except Officers without a designated title;

II – by an Officer without a designated title acting together with the Chief Executive Officer, or one (1) Senior Vice President Executive Officer, or one (1) Executive Vice President Officer, or one (1) Executive Officer;

III – by a member of the Board of Executive Officers acting together with a specially appointed attorney-in-fact; or

IV – by two attorneys-in-fact acting together, with specific powers to act on behalf of the Company.

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Paragraph 1. Subject to the provision in paragraph two of this Section 23, the powers of attorney granted by the Company will be signed by any two members of the Board of Executive Officers together, except Officers without a designated title.  The powers of attorney shall specify the powers granted to the grantee and the period of validity thereof.

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Paragraph 2. Representation of the Company in court, in administrative proceedings or in any situation requiring the personal appearance of an authorized representative will be incumbent upon any member of the Board of Executive Officers, except Officers without a designated title, and, for such purposes, an attorney-in-fact may be granted special powers, including powers to receive service of summonses, notices and notification.  The instrument of power of attorney under this Paragraph may be signed by a single Officer, without the formalities mentioned in the preceding Paragraph.

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Article 24. Mere endorsement of instruments for collection and endorsement of checks for deposit to the account of the Company itself are excepted from the provisions of the preceding Section; in such cases, the signature of only one (1) attorney-in-fact or one (1) employee expressly authorized by any member of the Board of Executive Officers, except Officers without a designated title, will be sufficient.

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Article 25. The Company may be represented by any member of the Board of Executive Officers acting alone, or by a single attorney-in-fact, in the following cases: a) before any companies, public departments, independent agencies, mixed-capital companies, or public utility companies, in which case the grantee may sign cover letters, documents forming part of any proceedings under consideration by regulatory authorities, among other documents; and b) at general meetings, meetings of shareholders, members or unitholders of companies or investment funds of which the Company is a shareholder, member or unitholder or of any entities of which the Company is a member or an associate.

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Article 26. The Chief Executive Officer or his/her deputy, pursuant to Article 20 hereof, is solely responsible for:	unimpared wording
I – to oversee and direct the business and activities of the Company;	unimpared wording

II – to comply and cause compliance with these Bylaws, shareholder resolutions and Board of Directors’ directives, and to preside over meetings of the Board of Executive Officers, except as provided in Clauses II and III of paragraph one and in paragraph two and three, all of Section 21 of these Bylaws, in which cases meetings of the Board of Executive Officers may be presided over by any of its members;

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III – to oversee the performance of the members of the Board of Executive Officers and to request information about the affairs of the Company;	unimpared wording
IV - defining the assignments of the members of the Board of Executive Officers, subject to the provisions of item IX of Article 22 hereof; and	unimpared wording
V – to cast the tie-breaking vote in the event of a tie vote in the Board of Executive Officers.	unimpared wording
Sole paragraph. It is incumbent upon the:	unimpared wording
I. Senior Vice President Executive Officers: to assist the Chief Executive Officer in the performance of his duties;	unimpared wording
II. Vice President Executive Officers: to discharge the duties assigned to them by the Chief Executive Officer or the Board of Directors.	unimpared wording

III.Investor Relations Officer: (i) to coordinate, manage, direct and oversee the investor relations work, as well as to represent the Bank before shareholders, investors, market analysts, the Brazilian Securities Commission, Stock Exchanges, and all other institutions related to activities carried out in capital markets, in Brazil and abroad; and (ii) to discharge such other duties as may, from time to time, be assigned by the Board of Directors;

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IV. Executive Officers: to conduct the activities of the departments and offices of the Bank for which they are responsible and to assist the other members of the Board of Executive Officers; and	unimpared wording
V. Officers without a designated title: to coordinate the activities assigned to them by the Board of Executive Officers.	unimpared wording

SECTION V FISCAL COUNCIL	SECTION V FISCAL COUNCIL

Article 27. The Company will have a Fiscal Council functioning on a nonpermanent basis, composed of not less than three (3) and not more than five (5) members and an equal number of alternates, shareholders or not, who will be elected by the shareholders’ meeting, if an election occurs, and who may be reelected.

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Paragraph 1. Only natural persons residing in the country, who satisfy all statutory qualifications, may be elected as members of the Fiscal Council.	unimpared wording

Paragraph 2. The members of the Fiscal Council shall sign a Consent to Appointment (as members of the Fiscal Council), as required under Level 2 Regulations.  The members of the Fiscal Council will take their respective offices by signing statements of incumbency recorded in the proper book, but as a condition precedent to their taking office, the Consent to Appointment (as as members of the Fiscal Council) mentioned in Level 2 Regulations shall be signed and their election shall be approved by the Central Bank of Brazil.

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Paragraph 3. The compensation of the members of the Fiscal Council will be fixed by the shareholders at the meeting at which they are elected, subject to the provision set forth in section 162, paragraph three, of Law No. 6,404/76.

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Article 28. The Fiscal Council will have such duties and authority as are assigned to them by law.	unimpared wording

SECTION VI AUDIT COMMITTEE	SECTION VI AUDIT COMMITTEE

Article 29. The Company will have an Audit Committee composed of not less than three (3) and not more than six (6) members appointed by the Board of Directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, one such member to have a demonstrable knowledge of the accounting and audit practice.  Such persons, who may or may not be members of the Board of Directors, shall serve for a term of one (1) year and may be reelected for up to four (4) consecutive times, pursuant to applicable legislation.

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Paragraph 1. A Coordinator will be designated for the Audit Committee upon the appointment of its members.	unimpared wording
Paragraph 2. The Audit Committee will report directly to the Board of Directors of the Company.	unimpared wording
Paragraph 3. In addition to other duties that may be assigned to its members by statutory or regulatory provisions, it is incumbent upon the Audit Committee:	unimpared wording
I – to set operating rules for their activities through Internal Regulations;	unimpared wording
II – to recommend the retaining or replacement of independent auditors to the Board of Directors;	unimpared wording
III – to review, prior to publication, the semiannual accounting statements and notes to the accounts, management reports and the opinion of independent auditors;	unimpared wording

IV – to evaluate the performance of internal and independent auditors, including with respect to compliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes;

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V – to evaluate compliance by the Company management with the recommendations made by internal or independent auditors;	unimpared wording

VI – to establish and disseminate procedures for the receipt and treatment of information regarding noncompliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes, which provide specific procedures for protecting the disclosing parties and the confidentiality of information;

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VII – to make recommendations to the Board of Executive Officers for correction or improvement of policies, practices and procedures identified within the scope of their duties;	unimpared wording

VIII – to meet at least on a quarterly basis with the Board of Executive Officers, the internal and independent auditors, in order to determine compliance with its recommendations or inquiries, including with respect to the planning of the respective audit works, and to have the business conducted at such meetings documented in minutes;

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IX – to meet with the Fiscal Council, where functioning, and with the Board of Directors, at their request, to discuss policies, practices and procedures identified within the scope of their respective duties;

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X – to prepare the Audit Committee Report at the close of the semiannual periods ended June 30 and December 31 of each year, according to applicable statutory and regulatory provisions.	unimpared wording

Paragrapg 4. Together with the semiannual accounting statements, the Audit Committee will have published a summary of the report mentioned in Clause X of the preceding Paragraph.	unimpared wording

SECTION VII OMBUDSMAN	SECTION VII OMBUDSMAN

Article 30. The Company will have an Ombudsman Office staffed by one Ombudsman to be appointed by the Board of Directors from among persons meeting the minimum qualifications and requirements to ensure that the Ombudsman Office will function properly, such Ombudsman to be skilled in issues related to ethics, consumer protection rights and dispute mediation and to serve for a term of three (3) years, reelection being permitted.

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Paragraph 1. The Ombudsman Office will be provided with proper conditions for its functioning in order to ensure transparency and an independent and unbiased judgment, as well as impartiality in its activities;

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Paragraph 2. The Ombudsman Office shall have access to information required to provide an adequate response to complaints received, having full administrative support and the authority to request information and documents in the exercise of its activities.

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Article 31. It shall be incumbent upon the Ombudsman Office:	unimpared wording

I – to receive, enter, substantiate, analyse and give formal proper treatment to the complaints of clients and users of products and services of the companies within the Company’s Financial Group that are not resolved through the usual process at its branch offices and other client help services;

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II – to provide any required clarification and to inform the complaining persons of the progress of their complaints and action taken;	unimpared wording
III – to advise the complaining persons of the time frame for a final response, which shall not be in excess of thirty days;	III – to advise the complaining persons of the time frame for a final response, which shall not be in excess of fifteen days;
IV – to send a conclusive response to the complaining persons’ complaint within the time frame informed pursuant to Clause III above;	unimpared wording

V – to propose to the Board of Directors, or in the absence thereof, to the board of executive officers of the companies within the Company’s Financial Group corrective or improvement actions to procedures and routines, as a result of the analysis of complaints received; and

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VI – to prepare and submit to the internal auditors, the Audit Committee and the Board of Directors, or in the absence thereof, the board of executive officers of the companies within the Company’s Financial Group, at the close of each semiannual period, a quantitative and qualitative report on the activities of the Ombudsman Office, containing the proposals mentioned in Clause V.

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Sole paragraph. The Board of Directors may remove the Ombudsman at any time if he fails to perform the duties set forth in this Section.	unimpared wording

SECTION VIII FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS	SECTION VIII FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Article 32. The fiscal year will coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, at which time a Balance Sheet and all other financial statements will be prepared within the time frames set forth by Law No. 6,404/76 and the regulations issued by the Central Bank of Brazil.

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Article 33. Pursuant to prevailing legislation, the Company will have semiannual Balance Sheets prepared in June and December of each fiscal year, provided that any distribution of net income will be subject to the rules set forth below.

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Article 34. The net income so determined, after all deductions and statutory provisions, will be allocated as follows:	unimpared wording
I - five percent (5%) towards the establishment of the statutory reserve, up to the limit of twenty percent (20%) of the capital stock;	unimpared wording
II - twenty-five percent (25%) of the net income, as adjusted in accordance with section 202 of Law No. 6,404/76, will be distributed as a mandatory minimum dividend to all the shareholders;	unimpared wording

III - the remaining balance, if any, pursuant to a proposal of the Board of Executive Officers approved by the Board of Directors, will be: (a) allocated towards the creation of a Dividend Equalization Reserve, which will not exceed fifty percent (50%) of the amount of the capital stock, to secure funds for the payment of dividends, including in the form of interest on shareholders’ equity, or any advance payment thereof, so as to ensure a continuous flow of dividends to the shareholders; provided that, when such limit is reached, the shareholders’ meeting shall take action on the remaining balance to distribute it to the shareholders or to use it to increase the capital stock; and/or (b) retained, to provide for capital expenditures included in the General Budget of the Company, as submitted by the management to the approval of the shareholders’ meeting and reviewed by the shareholders’ meeting on an annual basis, where prepared for a period in excess of one fiscal year.

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Sole paragraph. Any net income not allocated according to this Section shall be distributed as dividends, pursuant to the terms of par. six of section 202 of Law No. 6,404/76	unimpared wording

Article 35. During the fiscal year, the Board of Executive Officers may, with authorization from the Board of Directors:

I – declare dividends out of profits shown on a semiannual balance sheet;

II – have quarterly, bimonthly or monthly balance sheets prepared and declare dividends out of profits shown thereon, provided that the total dividends paid in each semiannual period in each fiscal year is not in excess of the amount of capital reserves provided for in par. one of section 182 of Law No. 6,404/76; and

III – declare interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet.

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Paragraph 1. Any dividends declared by the Board of Executive Officers under the leading provision of this Section are subject to further approval by the shareholders’ meeting.	unimpared wording

Paragraph 2.      By resolution of the Board of Executive Officers, as authorized by the Board of Directors, interest on shareholders’ equity may be paid, up to the limit permitted by law, in the course of the fiscal year and up to the annual shareholders’ meeting, and the amount thereof may, under prevailing legislation, be applied against the mandatory dividends provided under Clause II of Section 34 of these Bylaws.

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Paragraph 3. The dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company.	unimpared wording
Article 36. The Company accounts will be examined by Independent Auditors, as prescribed by law and by regulations applicable to financial institutions.
Article 37. When the shareholders’ meeting deems it convenient, it may create other reserves pursuant to prevailing legislation.	unimpared wording

SECTION IX TRANSFER OF CONTROLLING INTEREST, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY, DELISTING FROM LEVEL 2	SECTION IX TRANSFER OF CONTROLLING INTEREST, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY, DELISTING FROM LEVEL 2
Part I - Definitions	Part I - Definitions
Article 38. For purposes of this Article IX, the capitalized terms below will have the following meanings:	unimpared wording
“Controlling Shareholder” means a shareholder, or group of shareholders that are parties to a shareholders’ agreement or are under common control, that exercises the Controlling Power in the Company.	unimpared wording
“Selling Controlling Shareholder” means the Controlling Shareholder, when selling a controlling interest in the Company.	unimpared wording
“Controlling Interest” means a block of shares that directly or indirectly entitles the holder(s) thereof to exercise, either individually or jointly with others, the Controlling Power in the Company.	unimpared wording

“Outstanding Shares” means all the shares issued by the Company, except for shares owned by the Controlling Shareholder or any related persons, the directors and officers of the Bank, and shares kept as treasury shares.

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“Transfer of Controlling Interest in the Company” means a transfer of Controlling Interest for which payment is made.	unimpared wording
“Purchaser” means a person to whom the Selling Controlling Shareholder transfers the Controlling Power in the Company in a tender offer.	unimpared wording

“Controlling Power” or “Control” means the actual power to directly or indirectly conduct the corporate business and to direct the action of the governing bodies of the Bank, as a matter of fact or law.  Ownership of control is to be presumed as to a person, or group of persons that are parties to a shareholders’ agreement or are under common control (a controlling group), holding such number of shares as may have secured an absolute majority of the votes cast by the shareholders present at the past three shareholders’ meetings of the Company even though not holding such number of shares as would secure an absolute majority of the voting capital.

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“Economic Value” means the value of the Company and its shares as may be determined by an expert firm using an accepted valuation method or based on another criterion established by the CVM.

Part II – Transfer of Controlling Interest in the Company	Part II – Transfer of Controlling Interest in the Company

Article 39. A Transfer of Controlling Interest in the Company, either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the purchaser of such controlling interest will make a tender offer for the acquisition of all the remaining shares, subject to the terms of and within the time limits prescribed by prevailing legislation and Level 2 Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.

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Paragraph 1. A Transfer of Controlling Interest in the Bank depends on approval by the Central Bank of Brazil.	unimpared wording

Paragraph 2. The Selling Controlling Shareholder shall not transfer title to the shares owned by such Selling Controlling Shareholder, and the Company shall not record any transfer of shares to the Purchaser of the Controlling Power, or anyone who may become the holder of the Controlling Power, unless and until the Purchaser(s) signs/sign the relevant Statement of Consent of Controlling Shareholder(s) referred to in the Level 2 Regulations.

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Paragraph 3. No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Company, at its registered office, if the signatories thereof have not subscribed the Statement of Consent referred to in Par. Two of this Section, such Statement of Consent to be immediately sent to the BM&FBOVESPA.

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Article 40. The tender offer mentioned in the preceding Section must also be made:

I.             upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in a transfer of Control of the Company; or

II.           in the event of a transfer of Controlling Interest in the Controlling Shareholder of the Company, in which case the Selling Controlling Shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Company in such sale, as well as the supporting documentation therefor.

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Article 41. Any person that is already a shareholder of the Company and acquires the Controlling Power of the Company, as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required:

I.             to make a tender offer as provided in Section 39 of these Bylaws; and

II.           to compensate any shareholders from whom such person may have purchased shares on a stock exchange within a period of six (6) months preceding the date of a Transfer of Controlling Interest in the Company for the excess, if any, of the price paid for such Controlling Interest over the market quotation of the Company’s shares during the aforesaid period, as properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) published by the Instituto Brasileiro de Geografia e Estatística – IBGE up to the date of payment of such compensation.

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Sole paragraph. Following a Transfer of Controlling Interest, the Purchaser shall take action as appropriate within a period of six (6) months after the acquisition of Control to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Company, if necessary.

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Part III – Cancellation of Registration as a Publicly-Held Company and Delisting from Level 2	Part III – Cancellation of Registration as a Publicly-Held Company and Delisting from Level 2

Article 42. The minimum tendered price stated in a tender offer to be mandatorily made to all minority shareholders by the Controlling Shareholder or the Company for the purpose of cancellation of registration as a publicly-held company shall be equal to the Economic Value determined according to the valuation report mentioned in Section 44 of these Bylaws.

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Article 43. Should it be resolved at a special shareholders’ meeting that: (i) the Company should delist from Level 2 so that its shares may be traded outside Level 2; or (ii) a corporate restructuring should be made pursuant to which the shares of the resulting company are not admitted to trading as Level 2 shares, the Controlling Shareholder shall make a tender offer for the acquisition of the remaining shares of the Bank, and the minimum tendered price shall be equal to the Economic Value determined according to a valuation report as mentioned in Section 44 of these Bylaws, subject to applicable statutory and regulatory provisions.  Immediate notice shall be given of the tender offer to the BM&FBOVESPA and the market following the shareholders’ meeting at which the delisting or restructuring, as the case may, is approved.

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Sole paragraph. The tender offer mentioned in the leading provision of Section 43 will not be required if delisting from Level 2 is for the purpose of execution of the New Market Participation Agreement.

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Article 44. The valuation report referred to in Sections 42 and 43 of these Bylaws shall be prepared by an institution or expert firm of recognized experience, unrelated to the Bank, its directors, officers and Controlling Shareholder, and respective decision-making authority, in accordance with the requirements set out in par. one of section eight of the Law No. 6,404/76, and shall contain an acknowledgement of responsibility as required under par. six of the said section eight.

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Paragraph 1. Selection of the institution or expert firm responsible for determining the Economic Value of the Bank as mentioned in said Sections 42 and 43 is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors.  Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting at which such action is proposed to be taken, each share being entitled to one vote, regardless of type or class; provided that, if the meeting mentioned in this Par. One is convened on first call, a quorum shall consist of shareholders representing not less than twenty percent (20%) of all outstanding shares or, if the meeting is convened on second call, a quorum may consist of any number of shareholders present owning Outstanding Shares.

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Paragraph 2. The costs of preparing the valuation report shall be fully borne by the persons responsible for making the tender offer.	unimpared wording

Part IV – Common Provisions	Part IV – Common Provisions

Article 45. A single tender offer may be made for more than one of the purposes mentioned in this Article IX of these Bylaws or in the regulations issued by the CVM, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offeree and that, where required under applicable legislation, the CVM’s authorization is obtained.

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Article 46. The Company or the shareholders responsible for making a tender offer under this Article IX of these Bylaws or under the regulations issued by the CVM, may secure the making of such tender offer through any shareholder, a third party or, as the case may be, the Company.  Neither the Company nor a shareholder, as the case may be, are relieved from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.

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SECTION X ARBITRATION	SECTION X ARBITRATION

Article 47. The Bank, its shareholders, directors and officers and members of the Fiscal Council agree that any and all disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of any violation, of the provisions contained in the Level 2 Corporate Governance Good Practices Agreement, the Level 2 Regulations, the Rules of Arbitration of the Market Arbitration Panel of the BM&FBOVESPA (“Rules of Arbitration”), these Bylaws, the provisions of Law No. 6,404/76, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil and the CVM, the regulations of the BM&FBOVESPA and in all other rules applicable to the operation of capital markets, generally, will be settled by arbitration conducted by the Market Arbitration Panel in accordance with its Rules of Arbitration.

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Paragraph 1. The arbitration proceeding will be instituted before the Market Arbitration Panel, pursuant to its Rules of Arbitration.	unimpared wording

Paragraph 2.      Without prejudice to the validity of this arbitration clause, any party to an arbitration proceeding will be entitled to resort to court for the purpose of obtaining urgent injunctive relief for protection of rights, if and when necessary, whether in the course of an arbitration proceeding previously instituted or in advance of commencement of an arbitration proceeding, provided that, as soon as such injunctive relief is obtained, jurisdiction to adjudicate the merits of the proceeding which is pending or about to be instituted will immediately vest again in the arbitral tribunal.

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Paragraph 3. The law applicable to the merits of any and all disputes, as well as to the enforcement, interpretation and validity of this arbitration agreement will be solely the Brazilian law.  The arbitral tribunal will be composed of three arbitrators appointed as set forth in section 7.8 of the Rules of Arbitration.

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Paragraph 4. The arbitration will be held in the City of São Paulo, State of São Paulo, where the award shall be made.  The arbitration shall be managed by the Market Arbitration Panel, and the relevant provisions of the Rules of Arbitration will govern the conduct of, and the award made in, the arbitration.

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SECTION XI LIQUIDATION	SECTION XI LIQUIDATION

Article 48. The Company will be liquidated in the cases provided by law.  The shareholders’ meeting will have the authority to determine the manner of liquidation and to elect the liquidator and, where applicable, the Fiscal Council that will function during the period of liquidation.

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SECTION XII ISSUANCE OF UNITS	SECTION XII ISSUANCE OF UNITS
Article 49. The Company may provide for the issuance of certificates of deposit of shares (hereinafter referred to as “Units”, or individually, as a “Unit”).	unimpared wording

Paragraph 1.      Each Unit will comprise fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, provided that the Board of Directors may establish transition rules for the composition of Units by virtue of an increase in capital stock approved by the Central Bank of Brazil.  During such transition period, the Units may comprise share subscription receipts.  The Units will be in book-entry form.

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Paragraph 2.      The Units will be issued in connection with a primary or secondary distribution or upon a request of any interested shareholders, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

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Paragraph 3. Only shares that are free from liens and encumbrances may be deposited in connection with an issuance of Units.	unimpared wording
Article 50. Except in the event of cancellation of Units, title to the shares that comprise the Units will be transferred only through a transfer of Units.	unimpared wording

Article 51. A holder of Units will be entitled, at any time, to request the depository financial institution to cancel the Units and deliver the relevant shares deposited, subject to rules to be established by the Board of Directors pursuant to these Bylaws.

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Paragraph 1. The cost of transferring title to and cancelling Units may be charged to the holder thereof	unimpared wording

Paragraph 2.      The Board of Directors of the Company may, at any time, suspend for a definite period the possibility of issuance or cancellation of Units set forth, respectively, in Section 49, Par. Two, and in the leading provision of this Section, in the event of commencement of a primary and/or secondary distribution of Units in the local and/or international markets, provided that, in such case, the suspension period shall not be in excess of one hundred eighty (180) days.

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Paragraph 3. Units that are subject to liens, encumbrances or charges cannot be cancelled.	unimpared wording

Article 52. The Units will entitle their holders to the same rights and privileges as the shares deposited.	unimpared wording

Paragraph 1. The right to attend shareholders’ meetings of the Company and to exercise at such meetings all the privileges attaching to the shares that comprise the Units, subject to proof of ownership, is vested exclusively in the holder of such Units.  Any holder of Units may attend meetings of shareholders of the Company by proxy, under a proxy instrument given pursuant to the terms of Section Six, Par. Two of these Bylaws.

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Paragraph 2. In the event of a stock split, reverse stock split, issuance of stock dividends or issuance of new shares through the capitalization of profits or reserves, the following rules shall apply with respect to the Units:

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(i) If there is an increase in the number of shares issued by the Company, the depository financial institution will enter the deposit of the new shares and will credit the new Units to the account of their respective holders in order to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units.

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(ii) If there is a reduction in the number of shares issued by the Company, the depository financial institution will debit the Units to custody accounts of the holders of shares subject to a reverse stock split, and will automatically cancel Units in an amount sufficient to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where the remaining shares are not sufficient for the creation of Units, such shares will be delivered directly to the shareholders, without issuance of any Units.

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Article 53. In the event of exercise of a preemptive right for subscription of shares issued by the Company, if any, the depository financial institution will create new Units through an entry in the book-entry form Unit register and will credit such Units to the respective holders in order to reflect the new number of preferred shares and common shares issued by the Company that are deposited in the custody account for the Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units.  In the event of exercise of a preemptive right for subscription of other securities issued by the Company, no Units will be automatically credited.

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Article 54. The holders of Units will be entitled to receive shares as a result of a spin-off, merger or consolidation involving the Company.  In any such event, the Units will always be created or cancelled, as the case may be, through an entry in the book-entry form Unit register in the name of the BM&FBOVESPA, as the fiduciary owner thereof, and the BM&FBOVESPA will credit them to the custody accounts of the respective Unit holders.  In the event that any shares are attributed to the holders of Units and such shares are not sufficient for the creation of new Units, such shares will be deposited with the BM&FBOVESPA, as the fiduciary owner of the Units, and the BM&FBOVESPA will credit them to the custody accounts of the respective holders.

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SECTION XIII GENERAL AND TRANSITION PROVISIONS	SECTION XIII GENERAL AND TRANSITION PROVISIONS
Article 55. Cases omitted from these Bylaws will be governed by principles of law and by laws, decrees, resolutions and other statutory provisions of the appropriate authorities.	unimpared wording

Article 56.The provisions of Article IX, as well as the rules under Level 2 Regulations mentioned in Section Nine of these Bylaws will become effective only after the date on which the Level 2 Corporate Governance Good Practices Agreement becomes effective.

unimpared wording

Report detailing the origin and justification of the changes proposed and analyzing the corresponding legal economic effects

The proposed change to the Company’s Bylaws have the purpose to comply with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council, as to determine the assignments of the Ombudsman’s Department include, but are not limited to, informing the complainers on the term for a final answer, which shall not exceed fifteen days.

Further details regarding the justifications for the proposed change are available in the minutes of the Board of Board of Directors meetings held on April 28, ANNEX I.

ANNEX I

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´MEETING

HELD ON APRIL 28, 2010

DATE, TIME, AND PLACE:

April 28, 2010, at 10:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company’s Board Directors members, namely: Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 15, paragraph 1 of the Company’s Bylaws, the meeting was chaired by the Vice-Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Ratify the exoneration of Company’s Officers; (b) approve the Company’s Financial Statements regarding the 1st quarter of 2010; (c) approve the institutional policy, processes, procedures, and systems required to the actual implementation of the credit risk management structure, as set forth by Resolution # 3721, dated 04.30.2009, of the Brazilian National Monetary Council; (d) approve the proposal for amendment to article 31, item III, of the Company’s Bylaws, aiming at complying with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council; (e) approve proposal for changing the payment date for dividends and interest on equity regarding the year of 2010; and (f) take knowledge of the Company’s Annual Report regarding the year of 2009.

RESOLUTIONS:

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a)       Ratify, according to article 17, item III, of the Company’s Bylaws, the exoneration of Mr. Francisco Di Roberto Junior, a Brazilian citizen, married, business administrator, bearer of identification card (“RG”) # 4.458.835-5, issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 666.562.658-04, as Executive Officer of Company, to which he was elected for at the Board of Directors´ Meeting held on August 15, 2008, exonerated from the office on April 5, 2010; and (a.2) Mr. Joel Michael Roberto, a North American citizen, married, lawyer, bearer of foreigner’s identification card (“RNE”) # V335919-1-CIMCRE/CGPMAF, registered with the CPF/MF under # 228.339.588-70, as Officer without specific designation of Company, election which took place at the Board of Directors´ Meeting held on April 28, 2009, exonerated from such position on this date;

(b)       Approve, pursuant to article 17, item X, of the Company’s Bylaws, the Company’s Consolidated Financial Statements regarding the 1st quarter of 2010, prepared in accordance with the Brazilian Accounting Practices (“Brazilian GAAP”), which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in a supplementary manner according to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), everything as proposed by the Board of Executive Officers, according to the meeting held on April 23, 2010, at 08:00 a.m. The Directors authorized the Board of Executive Officers to take any necessary measure as to release the documents approved herein upon remittance to the Brazilian Securities & Exchange Commission (“CVM”), to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

(c)        approve, pursuant to article 4, § 1, of Resolution # 3721, dated 04.30.2009, of the  Brazilian National Monetary Council, the institutional policy, processes, procedures, and systems required to the actual implementation of the credit risk management structure of the Company and the financial institutions and likely authorized to exist by the Central Bank of Brazil, members of the Santander Brasil Conglomerate, which shall remain on file at the main place of business of the Company, as proposed by the Board of Executive Officers, according to the meeting held on April 20, 2010, at 09:00 a.m.;

(d)       approve, pursuant to article 17, item XI, of the Company’s Bylaws, the Board of Executive Officers’ proposal, according to a meeting held on April 20, 2010, at 10:00 a.m., for the amendment of article 31, item III, of the Company’s Bylaws, aiming at complying with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council, as to determine the assignments of the Ombudsman’s Department include, but are not limited to, informing the complainers on the term for a final answer, which shall not exceed fifteen days. The Directors authorized the Board of Executive Officers to take any necessary measure as to submit the proposal approved herein for approval of the Company’s Extraordinary Shareholders Meeting to be called accordingly;

(e)        approve, pursuant to article 17, items X and XVIII, of the Company’s Bylaws, the Board of Directors’ Proposal, according to the meeting held on April 20, 2010, at 10:00 a.m., as to change the term of payment of dividends and interest on equity regarding the year of 2010 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors. According to the Notice to the Market published on April 13, 2010, the deliberation for the inclusion of a new paragraph on article 35 in the Company´s Bylaws was impaired, thus such subject matter should be resolved at an Extraordinary Shareholders Meeting specifically for the year of 2010. The Directors authorized the Board of Executive Officers to take any necessary measure as to submit the proposal approved herein for approval of the Company’s Extraordinary Shareholders Meeting to be called accordingly; and

(f)        Take knowledge of the Company’s Annual Report regarding the year of 2009, based on the minutes submitted to the Directors, which shall be accordingly released to shareholders and to the market.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, April 28, 2010. a) Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros, and Mrs. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 06, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer